ISSUED ON BEHALF OF RELX PLC

Director/ PDMR Shareholdings

Following the completion of the transactions set out in this announcement, together with the transactions disclosed on the announcement dated 18 February 2025 (yesterday), Erik Engstrom, Chief Executive Officer holds 1,180,001 RELX PLC Ordinary Shares/ ADRs (1,175,520 PLC Ordinary Shares/ADRs held before these transactions).

RELX PLC

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Erik Engstrom
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depositary Receipts in RELX PLC (‘ADRs’). Each ADR represents one Ordinary Shares in RELX PLC of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: US7595301083

b)	Nature of the transaction	Sale of ADRs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$50.905774	20,250

d)	Aggregated information

	- Aggregated volume	20,250

	- Price	$50.905774

e)	Date of the transaction	2025-02-18
f)	Place of the transaction	New York Stock Exchange